EXHIBIT 99.1

Ciba Specialty Chemicals  Ciba Spezialitatenchemie  Ciba Specialites Chimiques
Inc. Switzerland          AG Schweiz                SA Suisse


                                                             [GRAPHIC OMITTED]


Page  of 4
April 26, 2001
Basel, Switzerland

News Release



Ciba Specialty Chemicals: on track to meet annual targets

o Sales in local currencies up 1 percent in challenging economic environment

o    Further improvement in EBITDA margins

o    Implementation of simplified organizational structure largely completed

Ciba Specialty Chemicals today announced that its first quarter 2001 sales and profits improved over the same period last year. Profitability, as measured by EBITDA[1], increased to 17.5 percent of sales, compared to 17.3 percent in the first quarter of 2000 thanks to continued efficiency improvements and volume growth. Net income reached CHF 118 million, a 7 percent gain over the first quarter of 2000, resulting in an earnings per share of CHF 1.78.

Sales in local currencies rose 1 percent, with volume increasing by 3 percent. Price reductions slowed down to 2 percent from their higher recent levels. Sales in Swiss francs totaled CHF 1.926 billion, down 2 percent, due primarily to the increased strength of the Euro. Sales in local currencies were substantially higher in Asia, South America and many parts of Europe which more than offset a weaker performance in the United States, particularly in the U.S. automotive industry, and Japan. This is further evidence of Ciba's well-balanced global position.

R&D spending increased by 10 percent while general overhead costs were lower in anticipation of a weaker global economy. Raw material costs developed in line with expectations.

Ciba Specialty Chemicals Chairman and Chief Executive Officer Armin Meyer commented: "As we had said before, the first quarter would pose some challenges and it did. Considering the general economic conditions, I am pleased with our overall results. We are meeting our target of performing above the industry average. We are spending more


---------------------------------

[1] EBITDA means Earnings Before Interest, Taxes, Depreciation and Amortization


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on innovation to drive profitable growth, while appropriately tightening our belt in other areas and continuing to increase our efficiency."

"Fit for Growth!": Implementation Ahead of Schedule

The implementation of the simplified organizational structure, announced February 21, 2001 has been largely completed. Meyer commented: "We have rapidly established five strong customer-focused Segments and we are already delivering with our "Fit for Growth!" campaign. I have been impressed by the enthusiasm and the speed with which our staff has met this challenge. We are actively pursuing a strategy of leveraging our many core competencies to create new market opportunities as a provider of integrated services and solutions."

Outlook

The Company sees further sales and profit growth through the remainder of 2001. Sales growth should be clearly above the average market growth in Ciba's industries. Market growth is expected to be around 2 percent, reflecting the softer macro-economic environment. EBITDA should grow in absolute terms and the EBITDA margin target for 2001 remains 17.1 percent to 17.6 percent of sales. Also, due to the Company's strengthened financial position an over-proportional increase in net income and earnings per share is expected. These forecasts are based on both a moderately softer macro-economic environment, including an improvement in conditions in the United States in the second-half of this year, as well as the assumption that currency exchange rates will not materially change from their current positions.

Divisional Results[2]

Additives, excluding Water Treatments

The Additives division posted a 1 percent increase in local currency sales over the first quarter of 2000 and a 2 percent decrease in Swiss francs, to CHF 653 million. Weaker conditions in the NAFTA region and Japan were offset by increasing sales elsewhere. Volume increased by 3 percent and prices dropped by 2 percent. Profit margins improved moderately. Ciba Specialty Chemicals has entered a global cooperation agreement with EPI Environmental Technologies Inc. to become the exclusive global distributor of EPI's totally degradable plastic applications to the agricultural industry. The agreement took effect April 15, 2001.

Water Treatments

The Water Treatments Business Unit increased its year-over-year sales in the first quarter by 3 percent in local currencies. Swiss franc sales were stable, at CHF 273 million. Volume rose by 4 percent and price reductions were held to less than 1 percent. Profitability was impacted by the anticipated higher raw material prices which could only be partially offset by corresponding price increases to customers. Raw material prices are projected to decrease during the second-half of the year. The restructuring of U.S. operations, to bring a turnaround in profitability,


-------------------------

[2] With the Company's new structure, this will be the last time that financial results will be reported by Divisions. when half-year figures are published in August, results will be restated for the first-half by Segments.


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is on track. Water Treatments has successfully tested with customers a new range of Unique Molecular Architecture(R) flocculants that are effective across a broader operational spectrum. These flocculants will be formally introduced this quarter.

Colors

The Colors division improved profitability during the first quarter of 2001 despite a decline in sales. Sales totaled CHF 629 million, 5 percent lower in Swiss francs and 2 percent lower in local currencies. Tight cost control led to improved profitability margins. Volume increased 1 percent and prices declined nearly 3 percent. A new generation of blue pigments was introduced in January. The patented process of producing these pigments yields high-value, competitive products with improved rheology, color strength and dispersibility.

Consumer Care

The Consumer Care division increased sales by 3 percent in local currencies. Sales in Swiss francs were flat at CHF 371 million. Volume was up 4 percent and prices were just 1 percent lower. Profitability was stable. A new, highly-efficient hair and skin conditioner was developed during the first quarter for rinse-off applications such as 2-in-1 shampoos, transparent shampoos, conditioning agents and bath and shower gels.

                                      ***

Ciba Specialty Chemicals (SWX:CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.9 billion in 2000 and CHF 293 million was spent on R&D to foster innovation across the Company.

For further information please contact:

Media                                             Investor Relations
Basel, Switzerland                                Basel, Switzerland
Thomas Gerlach                                    Matthias A. Fankhauser
Group Communications                              Investor Relations
Tel: +41 61 636 4444                              Tel: +41 61 636 5081
Fax: +41 61 636 3019                              Fax: +41 61 636 5111

Internet website: www.cibasc.com

Future Reporting Schedule for 2001

First-Half Results Conference            August 16, 2001
Third Quarter Results                    October 23, 2001



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Forward-Looking Statements

Forward-looking statements and information contained in this news release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.


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

Ciba Specialty Chemicals

First Quarter report 2001
Consolidated Financial Highlights (unaudited)


(in millions of Swiss francs, except per share data)
----------------------------------------------------------------------------------------------------------
                                                                                                    Change
Three  months ended March 31,                                                      2001   2000[1]        %
----------------------------------------------------------------------------------------------------------
Net sales                                                                         1 926     1 971  +1*/ -2
----------------------------------------------------------------------------------------------------------
Gross profit                                                                        629       669       -6
----------------------------------------------------------------------------------------------------------
Operating income                                                                    223       221        1
----------------------------------------------------------------------------------------------------------
Financial income and expense, net                                                  (53)      (60)      -12
----------------------------------------------------------------------------------------------------------
Income from continuing operations, before income taxes                              170       161        5
----------------------------------------------------------------------------------------------------------
Provision for income taxes                                                           54        51        6
----------------------------------------------------------------------------------------------------------
Income from continuing operations                                                   116       110        5
----------------------------------------------------------------------------------------------------------
Cumulative effects of change in accounting principles, net of taxes[2]                2         0
----------------------------------------------------------------------------------------------------------
Net income                                                                          118       110        7
----------------------------------------------------------------------------------------------------------
Earnings per share, basic and diluted
----------------------------------------------------------------------------------------------------------
    Continuing operations                                                          1.74      1.65
----------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in accounting principles                         0.04      0.00
----------------------------------------------------------------------------------------------------------
    Net income                                                                     1.78      1.65
----------------------------------------------------------------------------------------------------------
EBITDA[3]                                                                           338       340       -1
----------------------------------------------------------------------------------------------------------

* Percentage change in local currencies.

[1] On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity. The amounts reported in 2000 for net sales, gross profit, operating income and EBITDA are from continuing operations. Net income from discontinued operations, net of taxes for the first quarter of 2000 was zero.

[2] On January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS No. 133" which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

[3] EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.


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


Condensed Business Segment Data - Previous Structure (unaudited)
(in millions of Swiss francs)
------------------------------------------------------------------------------------------
                                                                             Change %
                                                                              Local
Three months ended March 31,                                2001     2000   currencies CHF
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Net sales

------------------------------------------------------------------------------------------
Additives                                                    926      937          2    -1
------------------------------------------------------------------------------------------
     Additives (excluding Water Treatments)                  653      663          1    -2
------------------------------------------------------------------------------------------
     Water Treatments                                        273      274          3     0
------------------------------------------------------------------------------------------
Colors                                                       629      662         -2    -5
------------------------------------------------------------------------------------------
Consumer Care                                                371      372          3     0
------------------------------------------------------------------------------------------
Total net sales                                            1 926    1 971          1    -2
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
EBITDA(1)

------------------------------------------------------------------------------------------
Additives                                                    198      207               -4
------------------------------------------------------------------------------------------
     Additives (excluding Water Treatments)                  169      170                0
------------------------------------------------------------------------------------------
     Water Treatments                                         29       37              -23
------------------------------------------------------------------------------------------
Colors                                                       101      101                0
------------------------------------------------------------------------------------------
Consumer Care                                                 56       56                0
------------------------------------------------------------------------------------------
Corporate                                                   (17)     (24)
------------------------------------------------------------------------------------------
Total EBITDA[1]                                              338      340               -1
------------------------------------------------------------------------------------------

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EBITDA margin[2]
------------------------------------------------------------------------------------------
Additives                                                  21.4%    22.1%
------------------------------------------------------------------------------------------
     Additives (excluding Water Treatments)                26.0%    25.6%
------------------------------------------------------------------------------------------
     Water Treatments                                      10.4%    13.6%
------------------------------------------------------------------------------------------
Colors                                                     16.0%    15.2%
------------------------------------------------------------------------------------------
Consumer Care                                              15.1%    15.1%
------------------------------------------------------------------------------------------
Total EBITDA margin[2]                                     17.5%    17.3%
------------------------------------------------------------------------------------------

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


[1] EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

[2] EBITDA margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).